Exhibit 99.3

Imagine.

Imagine a capsule. Imagine a capsule that can carry people. Placed inside a depressurized tube, the air partially removed to minimize resistance.

Not traveling on rails, but actually levitating above them. Fully electric, designed to reduce harmful emissions. Capable of reaching airplane speeds and beyond, on the ground.

This is a Hyperloop, and it is no longer imagination.

At Hyperloop Transportation Technologies, we haven’t just been dreaming of it; we’ve developed it.

From designing the world’s first full-scale hyperloop system to revolutionizing how we ship freight, our team has developed the technology to deploy hyperloop systems worldwide.

We‘re committed to transform the passenger experience, putting comfort and safety at the center of everything we’re doing.

Our linear electric motor will propel the capsule on a completely new, incredibly efficient, passive levitation system, all while collecting sustainable solar energy.

And with nearly a decade of technology development, HyperloopTT has a deep portfolio of patents and unparalleled technical know-how.

And the best part? We’ve achieved this with minimal capital investment.

HyperloopTT is developing our technology for license, and aims to use an asset light Hyperloop-as-a-service model.

This will allow us to work with customers like infrastructure and transportation operators to minimize our costs.

With our network of 800 experienced contributors and partners, HyperloopTT is creating a suite of technologies that will power the next generation of transportation.

With its speed and efficiency, we believe the Hyperloop will rewrite the rules of travel and mobility.

But there’s another side of the story that will have a far greater impact. It's the side that redefines how we connect with one another.

Where distant friends become neighbors. Countries become neighborhoods. And everybody who inhabits this big, wonderful world of ours, grows a little closer together.

Just imagine that.